EXHIBIT 99.1

Wanda Sports Group Completes the Sale of The IRONMAN Group to Advance and Announces Board of Directors Changes
BEIJING, July 20, 2020 (PRNEWSWIRE) – Wanda Sports Group Company Limited (the “Company” or “Wanda Sports Group”) (NASDAQ: WSG) today announced that the Company has completed the previously announced sale of The IRONMAN Group to Advance, a private, family-owned business that invests in a broad range of media and technology companies, reflecting an enterprise value of US$730 million (before closing adjustments).  It also announced changes in its Board of Directors.
As a result of the sale, net proceeds are expected to be in the range of US$380 million (which reflects deductions for existing indebtedness and transaction expenses, as well as the Company’s expectations as to the ultimate outcome of an ongoing post-closing purchase price adjustment process). The Company used a portion of the net proceeds to repay the principal amount of US$240 million and related interest and fees outstanding under its existing 364-day facility, and intends to imminently use a portion of the net proceeds to repay US$50 million outstanding under a promissory note issued to Wanda Sports & Media (Hong Kong) Holding Co. Limited. As previously reported, the Company intends to use the balance of the net proceeds, subject to business conditions, to return capital to its shareholders (either through a special dividend or a share repurchase program), in either case, subject to shareholder approval, and/or for general corporate purposes.

Mr. Hengming Yang, President and CEO of Wanda Sports Group said: “The successful completion of this transaction within the anticipated time frame was a priority for us. We believe that through this completion, we achieved one of the critical steps towards increasing our financial stability and reducing debt leverage. I am pleased that The IRONMAN Group will continue to work with us to further expand our mass participation business, in China, for the benefit of all of our stakeholders. We remain committed to growing our Mass Participation segment globally and driving further growth in the Chinese market.”
Mr. Brian Liao, Chief Financial Officer of Wanda Sports Group commented, “We are pleased with the additional liquidity we are able to unlock through the application of a portion of the proceeds of the sale that closed today. The resulting reduction in our indebtedness will generate a meaningful finance cost savings of 33% compared to the previous year.”
Following completion of the transaction, the Company will continue to operate its three business segments. Its Mass Participation segment will include the mass participation sports events owned, operated or licensed by Infront and Wanda Sports China.  The Company will continue to operate IRONMAN® and IRONMAN® 70.3® triathlon series, Rock 'n' Roll Marathon Series® and Epic Series® off-road mountain bike series races of The IRONMAN Group in China under an exclusive event license agreement.
In connection with the sale, Andrew Messick, President and Chief Executive Officer of The IRONMAN Group, resigned, effective as of today, from his position as Director of Wanda Sports Group. The entire Wanda Sports Group team and the Company’s Board of Directors thank Andrew for his valuable contribution to the Company and wish him continued success as CEO of The IRONMAN Group.
Effective as of today, Mr. Maojun (John) Zeng has been appointed Chairman of the Board of Directors of the Company.  Mr. Zeng succeeds Mr. Lin Zhang, who steps down from his positions as Chairman and Board member and will assume a new role within the broader Wanda Group. Mr. Zeng brings with him a wealth of experience based on holding a range of executive and other positions within the Wanda Group. Effective today, Mr. Zeng also joins, in place of Mr. Zhang, each of the Board’s three board committees (the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee).
Since July 2017, Mr. Zeng has served as President of the Wanda Film Group, part of the Wanda Cultural Industry Group. Mr. Zeng served as Senior Vice President of Wanda Cultural Industry Group from October 2016 to July 2017. He also has served as a director of AMC Entertainment Holdings, Inc., an indirect subsidiary of Wanda Group, since February 2016 and as Chairman of the board from March 2018 until December 2019. Mr. Zeng has served as the President of Wanda Film Holding Co., Ltd. (formerly known as Wanda Cinema Line Corporation), a subsidiary of Wanda group, since June 2015, and has served as a member of its board of directors since January 2013. Since joining the Wanda Group in 2006, Mr. Zeng has held other positions within the Wanda Group. Mr. Zeng holds an undergraduate degree and a master's degree in business administration from Renmin University in China.
About Wanda Sports Group
Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through its businesses, Infront and the Wanda Sports China, Wanda Sports Group has significant intellectual property rights, long-term relationships and broad execution capabilities, enabling it to deliver inspiring sports event experiences, creating access to engaging content and building inclusive communities. Wanda Sports Group offers a comprehensive array of events, marketing and media services through its three primary segments: Spectator Sports, Digital, Production, Sports Solutions (DPSS) and Mass Participation. Wanda Sport Group’s full-service platform creates value for its partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.
Headquartered in China, Wanda Sports Group has more than 53 offices in 16 countries with over 1,200 employees around the world.  For more information, please visit http://investor.wsg.cn/investor-relations.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,”

“intend,” “potential,” “plan,” “goal” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and, consequently, could be affected by the uncertain and unprecedented impact of COVID-19 on the Company’s business and operations and the related impact on its liquidity needs. These forward-looking statements include, but are not limited to, statements about: the impact of the spread of COVID-19 and related mitigation efforts on the Company’s business, operations and operating results; the Company’s goals and strategies, including following the completion of the sale of the IRONMAN Group; the expected growth in the Company’s industry; the Company’s expectations regarding its ability to attract rights-in partners and monetize their rights through rights-out arrangements; changes in consumer behavior and consumer and corporate spending, including as a result of the COVID-19 crisis; the Company’s ability to reach acceptable levels of engagement with its athletes following the COVID-19 crisis; the Company’s future business development, results of operations and financial condition; competition in the Company’s industry; general economic and business conditions, including as a result of the COVID-19 crisis; the outcome of discussions with rights owners and lenders to mitigate the impact of the effects of COVID-19 on the Group; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2019, which is available on the SEC’s website at www.sec.gov. Additional information will be made available in future filings that the Company makes from time to time with the SEC.

In addition, any forward-looking statements contained in this press release are based on assumptions that the Company’s believes to be reasonable as of this date. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

For investor and media inquiries, please contact:
Wanda Sports Group
Edith Kwan
Tel:  +86 (10) 8558 7456
E-mail:  ir@wsg.cn

For inquiries related to Advance, please contact:
Advance (www.advance.com)
Naomi Tudhope
E-mail: ntudhope@advance.com